UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866106

(CUSIP Number)

Kermit Speer, 1648 Taylor Rd, Port Orange, FL 32128 Phone: 386-492-2568

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320866106	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kermit Speer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 456,934
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 456,934
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 320866106	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

 This statement relates to the common stock, par value $4.00 per share (the “Common Stock” of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the “Company”) whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, IL 61938.

Item 2.  Identity and Background.

 This statement is being filed by Kermit Speer individually. Mr. Speer is a citizen of the United States of America and resides at 1648 Taylor Rd, Port Orange, FL 32128. Mr. Speer is retired. During the last five years, Mr. Speer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and during the last five years, Mr. Speer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

 Shares of Common Stock for which Mr. Speer is reporting beneficial ownership herein have been acquired in the following manner: (i) 45,574 shares have been acquired by Mr. Speer individually; (ii) 26,583 shares have been acquired pursuant to dividend reinvestment under the Company’s Dividend Reinvestment Plan; (iii) 10,934 shares have been acquired pursuant to the two-for-one stock split effected by the Company on May 22, 1997; (iv) 24,656 shares have been acquired pursuant to the three-for-two stock split effected by the Company on November 16, 2001; (v) 38,988 shares have been acquired pursuant to the three-for-two stock split effected by the Company on July 16, 2004; (vi) 60,720 share have been acquired pursuant to the three-for-two stock split effected by the Company on June 29, 2007; (vii) 92,506 shares are obtainable through the conversion of 400 shares of Series B 9% Non-Cumulative Perpetual Convertible Preferred Stock of the Company (the “Series B Preferred Stock”) that have been acquired by Mr. Speer individually through a private placement offering by the Company of the Series B Preferred Stock on February 11, 2009; (viii) 156,973 shares are obtainable through the conversion of 637 shares of Series C 8% Non-Cumulative Perpetual Convertible Preferred Stock of the Company (the “Series C Preferred Stock”) that have been acquired by Mr. Speer individually through a private placement offering by the Company of the Series C Preferred Stock on February 11, 2011. No borrowed funds were used for any of the above listed acquisitions.

Item 4.  Purpose of Transaction.

 Purchases of shares of Common Stock by Mr. Speer have been for investment purposes. Mr. Speer may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Mr. Speer has no present intention to sell any shares, although he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him. Except as set forth above, Mr. Speer does not have any plan or proposal which relates to or would result in any of the following matters.

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;

CUSIP No. 320866106	13D	Page 4 of 5 Pages

(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)	Changes in the issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)	Mr. Speer’s total beneficial ownership amounts to 456,934 shares of Common Stock or 7.5% of the outstanding shares.
(b)	Mr. Speer holds sole voting and investment power over 456,934 shares held individually, which includes (i) 400 shares of Series B Preferred Stock of the Company, which is convertible into 92,506 shares of Common Stock of the Company; (ii) 637 shares of Series C Preferred Stock of the Company, which is convertible into 156,973 shares of Common Stock of the Company.
(c)	During the past 60 days, Mr. Speer has effect no transactions in the Common Stock of the Company.
(d)	Other than the persons described in sub-items (a) and (b) above, to the knowledge of Mr. Speer, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Speer.
(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Speer and any person with respect to any securities of the issuer.

Item 7.  Material to Be Filed as Exhibits.

None

CUSIP No. 320866106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kermit Speer Insert Name

Individual Insert Title

February 18, 2014 Insert Date